dcw
3/11/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2014
Washington DC
404

14046621

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26041 Acero
(No. and Street)

Mission Viejo, (City) California (State) 92691 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew S. Merwin, CFP President (949) 455-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Balser, Horowitz, Frank & Wakeling
(Name – *if individual, state last, first, middle name*)

1551 N. Tustin Ave. Suite 1010 Santa Ana, CA 92705
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/14/14

OATH OR AFFIRMATION

I, Matthew S. Merwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMN Capital Corporation, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DAVID W. SCHOFIELD
Commission # 2040130
Notary Public - California
Orange County
My Comm. Expires Sep 29, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FMN CAPITAL CORPORATION

December 31, 2013

TABLE OF CONTENTS

BHF&W

Balser Horowitz Frank & Wakeling

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
FMN Capital Corporation
Mission Viejo, California

Report on the Financial Statements

We have audited the accompanying financial statements of FMN Capital Corporation (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1551 N. Tustin Avenue, Suite 1010 | Santa Ana, CA 92705
Phone: (714) 543-1035 | Fax: (714) 543-1567
www.bhfw.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMN Capital Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information presented on pages 15 through 20 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The information has been subjected to the auditing procedures applied in the audit of the financial statements in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California
February 24, 2014

FMN CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash and cash equivalents	$	373,610
Cash and cash equivalents - restricted		50,000
Accounts receivable		22,244
Investments in marketable equity securities		161,409
Prepaid expenses		33,571
Property and equipment, net		3,540
Total assets	$	644,374

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	12,441
Income taxes payable		1,953
Commissions payable		12,612
Total liabilities		27,006
Stockholder's Equity		
Common stock, no par value, 1,000,000 shares authorized, 93,600 shares issued and outstanding		18,158
Retained earnings		536,169
Accumulated other comprehensive income		63,041
Total stockholder's equity		617,368
Total liabilities and stockholder's equity	$	644,374

FMN CAPITAL CORPORATION

STATEMENT OF INCOME
For the Year Ended December 31, 2013

Revenue	
Concessions	$ 2,159,360
Other income	14,697
Investment income	7,416
Total revenue	2,181,473
Operating expenses	
Administrative	701,204
Commissions	710,334
Licenses, permits and fees	51,011
Outside services	27,911
Shared office expense	99,712
Total operating expenses	1,590,172
Income before provision for income taxes	591,301
Provision for income taxes	9,913
Net income	$ 581,388

FMN CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2013

	Common stock	Retained earnings	Accumulated other comprehensive income	Total
Balances at January 1, 2013, as restated	$ 18,158	$ 782,281	$ 32,699	$ 833,138
Net income	-	581,388	-	581,388
Other comprehensive income:				
Unrealized gain (loss) on securitie	-	-	30,342	30,342
Cash dividends paid	-	(827,500)	-	(827,500)
Balances at December 31, 2013	$ 18,158	$ 536,169	$ 63,041	$ 617,368

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

December 31, 2013

As of the audited year ended December 31, 2013, no subordinated liabilities or agreements exist in the financial statements of FMN Capital Corporation.

FMN CAPITAL CORPORATION

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

Cash flows from operating activities	
Net income	$ 581,388
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,954
Gain on disposition of marketable equity securities	1,108
(Increase) decrease in:	
Accounts receivable	8,506
Prepaid expenses	(1,984)
Increase (decrease) in:	
Accounts payable	8,161
Income taxes payable	2,395
Commissions payable	(1,720)
Cash provided by operating activities	599,808
Cash flows from investing activities	
Proceeds from sale of marketable equity securities	65,047
Cash provided by investing activities	65,047
Cash flows from financing activities	
Cash dividends paid	(827,500)
Cash used in financing activities	(827,500)
Net change in cash and cash equivalents	(162,645)
Cash and cash equivalents, beginning of year, as restated	586,255
Cash and cash equivalents, end of year	$ 423,610
Supplemental disclosures of cash flow information	
Cash paid for:	
Income taxes	$ 5,430
Interest	$ -

There were no non-cash financing or investing activities that occurred during the year ended December 31, 2013.

NOTES TO FINANCIAL STATEMENTS
December 31, 2013

Note 1 – Summary of significant accounting policies

Organization and nature of business

FMN Capital Corporation (the Company), a California corporation, was incorporated January 31, 1995, and adopted a fiscal year of December 31. It maintains its principal and only active office in Mission Viejo, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Operations are pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and it does not hold customer funds or securities. The business consists of the offering and sale of investment securities, primarily mutual funds, limited partnership interests, variable products, stocks, bonds and municipal bonds. The Company's client base consists mostly of customers within the Southern California area and, therefore, its operations are affected by the financial position of its major customers and economic conditions within that area.

Basis of recognition

Concession revenue and commission expense of the Company utilizing its clearing firm (see Note 8) are recognized based on the settlement date of the transaction. All other business is recognized on the trade date.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Concentrations

Credit risk

The Company maintains most of its cash balances at one financial institution located in Orange County, California. From time to time, the Company maintains cash deposits in excess of federally insured limits. Management does not believe that it is exposed to significant credit risk in connection with cash and cash equivalents.

Revenue

The Company processes all offerings for Financial Management Network, Inc. (FMN, Inc.). See Note 7 for related party disclosure.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Note 1 – Summary of significant accounting policies (continued)

Restricted cash

The Company maintains an account with its clearing house in the amount of $50,000. These funds are not available for current operations and are listed as cash and cash equivalents – restricted on the statement of financial condition.

Capital requirement

Pursuant to SEC Rule 15c3-1 and as directed by FINRA, the Company is required to maintain a minimum net capital of $50,000.

Accounts receivable

Accounts receivable consists of the commissions associated with the offering and sale of investment securities, primarily mutual funds, limited partnership interests, variable products, stocks, bonds and municipal bonds. Substantially all of the accounts receivable are considered collectible. Accordingly, no allowance for doubtful accounts is recorded.

Investments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The Company classifies its marketable equity securities as available for sale. Securities classified as available for sale are carried in the financial statements at fair value. Realized gains and losses, determined using the specific identification method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Property and equipment

Property and equipment is recorded at cost of acquisition, and fully depreciated assets are carried on the books until disposal. The Company uses the straight-line method in computing its annual depreciation expense, as computed over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2013, was $1,954 and is included in administrative expenses in the statement of income.

Note 1 – Summary of significant accounting policies (continued)

Income taxes

Generally, income taxes have not been provided for because the Company's stockholder's elected under Section 1362(a) of the Internal Revenue Code and California State law to be taxed as an S corporation effective April 1, 2000. As such, the Company's income or loss and credits are passed through to the shareholders and reported on their individual income tax returns. Accordingly, no provision for federal income taxes or deferred income taxes has been included in the accompanying financial statements. However, there is a provision for income taxes, which represents a state minimum tax on corporations.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740-10-50, *Accounting for Uncertainty in Income Taxes.* The statement requires that a tax position be recognized or derecognized based on a 'more-likely-than-not' threshold. This applies to positions taken or expected to be taken in a tax return. The implementation of the statement had no impact on the Company's statement of financial position and statement of income. The Company does not believe its financial statements include (or reflect) any uncertain tax positions.

Note 2 – Property and equipment

Property and equipment consisted of the following:

Computer equipment	$ 16,581
Equipment	18,978
Furnishings	11,865
Total property and equipment	47,424
Less: accumulated depreciation	(43,884)
Property and equipment, net	$ 3,540

Note 3 – Marketable equity securities

At December 31, 2013, the Company held investments in marketable equity securities with a fair value of $161,409 and a cost basis of $98,368. The excess of fair value over cost of $63,041 is reported as accumulated other comprehensive income in the statement of changes in stockholder's equity.

Note 3 – Marketable equity securities (continued)

Investments in marketable equity securities consisted of the following at December 31, 2013:

Equity securities	$	9,159
Mutual funds		152,250
Total investments in marketable equity securities	$	161,409

Investment income consisted of the following at December 31, 2012:

Interest income	$	936
Dividend income		5,372
Realized (gain) loss on sale of investments		1,108
Total investment income	$	7,416

Note 4 – Fair value measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Note 4 – Fair value measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013.

Mutual Funds and Equity Securities: Each investor in a mutual fund will typically receive units of participation or shares in the mutual fund. These shares are valued daily, based on the underlying securities owned by the mutual fund, and are usually publicly traded equity securities. Equity securities are instruments that signify an ownership position in a corporation and represent a claim on its proportional share in the corporation's assets and profits. Ownership is determined by the number of shares an investor owns divided by the total number of shares outstanding. Equity securities are valued daily based on the closing market price in the active exchange markets.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Investments:				
Equity securities	$ 9,159	$ -	$ -	$ 9,159
Mutual funds	152,250	-	-	152,250
Total investments	$ 161,409	$ -	$ -	$ 161,409

There were no transfers between Level 1, 2, and 3 investments during the years ended December 31, 2013.

Note 5 – Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $50,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, at December 31, 2013, the Company had net capital of $519,685, which was $469,685 in excess of its required minimum net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 5.20% at December 31, 2013.

Note 6 – Income taxes

The provision for income taxes for the year ended December 31, 2013, consisted of the following:

State	$ 9,913

Note 7 – Related party transactions

The Company is related through common ownership to Financial Management Network, Inc. (FMNI), a California Corporation, of which the sole stockholder of the Company is an 80% owner and the FMN ESOP is a 20% owner.

The Company has entered into an expense sharing agreement with FMNI. After consideration of all expenses borne by both companies and since many services are provided to both firms by the same vendors, it has been determined that FMNI will pay the expenses when invoiced. FMNI will then invoice the Company for its portion of the shared expenses when they are incurred. Shared expenses include use of facilities, personnel, utilities, and supplies, and are based on an agreed upon percentage for each applicable expense. During the year ended December 31, 2013, the Company paid $99,712 under the agreement.

Note 8 – Contingency

The Company is contractually obligated to maintain its agreement with its clearing firm for five years, beginning in March 2008. If the Company terminates the agreement before the end of the term it must pay the clearing firm a termination fee, which at December 31, 2013, was $33,612. Pursuant to Section XIII of the clearing agreement, in the event that the Company terminates the clearing agreement for any reason during the initial term of the agreement, the Company agrees to pay the clearing firm a lump sum fee representing the monthly clearing and execution charges due for the remaining length of the agreement. Such fee will be determined by calculating the average monthly clearing and execution charge for the previous quarter, and shall be due prior to the deconversion of accounts or upon 90 days from notice of termination. On December 4, 2012, management extended the agreement for three years. Management does not intend to terminate the agreement and, therefore, no liability has been recognized in the financial statements.

Note 9 – Prior period adjustment

During 2013, it was noted that the Company had an unrecorded cash and cash equivalent account (account). The Company was under the assumption that the account was being recorded by FMNI but per review of FMNI accounting records it was noted that neither party had recorded the account of $22,277. Additionally, the Company's 2012 tax return was completed after the audit was issued. As a result, there was a difference in tax provision by $5,004. It was determined that the both entries be recorded by the Company and a prior period adjustment be posted in the amount of $27,281 to increase retained earnings by the balance of the accounts as of December 31, 2012.

Note 10 – Subsequent events

Management has evaluated subsequent events through February 24, 2014, the date on which the financial statements were available to be issued.

FMN CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

Computation of net capital

Total stockholder's equity	$ 617,368
Deduct nonallowable assets	(95,595)
Net capital	$ 521,773

Aggregate indebtedness

Items included in statement of financial condition:

Various liabilities	$ 27,006
Total aggregate indebtedness	$ 27,006
Ratio: aggregate indebtedness to net capital	5.18%

Computation of basic net capital requirement

Minimum dollar net capital required:	
Company	$ 50,000
6-2/3% of total aggregate indebtedness	1,800
Minimum dollar net capital required	50,000
Net capital, as calculated above	521,773
Excess net capital	471,773
Net capital less 120% of minimum net capital required	461,773
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 521,773

No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

See independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT UNDER RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

The audit disclosed no violation of the net capital requirements, financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17a-5 Part IIA dated December 31, 2013, with the final audit report attached.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(ii), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

FMN CAPITAL CORPORATION

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(ii), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Balser Horowitz Frank & Wakeling

Certified Public Accountants

Report on Internal Controls Required by Securities and Exchange Commission Rule 17a-5 for a Broker Dealer Claiming an Exemption from Securities and Exchange Commission Rule 15c3-3

To the Board of Directors
FMN Capital Corporation
Mission Viejo, California

In planning and performing our audit of the financial statements of FMN Capital Corporation (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1551 N. Tustin Avenue, Suite 1010 | Santa Ana, CA 92705
Phone: (714) 543-1035 | Fax: (714) 543-1567
www.bhfw.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's financial statements that is more than inconsequential will not be prevented or detected by the company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California
February 24, 2014

BHF&W

Balser Horowitz Frank & Wakeling

Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors
FMN Capital Corporation
Mission Viejo, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by FMN Capital Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating FMN Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). FMN Capital Corporation's management is responsible for the FMN Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

1551 N. Tustin Avenue, Suite 1010 | Santa Ana, CA 92705
Phone: (714) 543-1035 | Fax: (714) 543-1567
www.bhfw.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California
February 24, 2014

FMN CAPITAL CORPORATION

SCHEDULE OF SIPC ASSESSMENT PAYMENTS

Check #	Check Date	Vendor Name	Amount
2895	1/23/2013	SIPC	$ 3,877.00
2974	7/24/2013	SIPC	1,450.00
		Total payments made	$ 5,327.00